UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                               KOGER EQUITY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    500228101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             John F. Hartigan, Esq.
                           Morgan, Lewis & Bockius LLP
                             801 South Grand Avenue
                              Los Angeles, CA 90017
                                 (213) 612-2500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 17, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 7 Pages
669185.1

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CUSIP No.  500228101         SCHEDULE 13D                Page 2 of 7 Pages
---------------------                                   ---------------------



1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Apollo Real Estate Investment Fund II, L.P.
--------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)
                                                                     (b)  /X/
--------------------------------------------------------------------------------

3          SEC USE ONLY
--------------------------------------------------------------------------------

4          SOURCE OF FUNDS*
                    WC
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              /  /

--------------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------

                         7         SOLE VOTING POWER
                                   5,559,895 shares
                         -------------------------------------------------------
       NUMBER OF         8          SHARED VOTING POWER
        SHARES                          - 0 -
      BENEFICIALLY       -------------------------------------------------------
         OWNED BY        9          SOLE DISPOSITIVE POWER
          EACH                        5,559,895 shares
       REPORTING         -------------------------------------------------------
      PERSON WITH       10          SHARED DISPOSITIVE POWER
                                        - 0 -
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    5,559,895
--------------------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                        /  /

--------------------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    21.900%
--------------------------------------------------------------------------------

14         TYPE OF REPORTING PERSON*
                    PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


669185.1

CUSIP No.  500228101         SCHEDULE 13D                Page 3 of 7 Pages
---------------------                                   ---------------------


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Apollo Real Estate Advisors II, L.P.
--------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                                (b)  /X/
--------------------------------------------------------------------------------

3          SEC USE ONLY
--------------------------------------------------------------------------------

4          SOURCE OF FUNDS*
                OO
--------------------------------------------------------------------------------

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------

                         7         SOLE VOTING POWER
                                   5,559,895 shares
                         -------------------------------------------------------
       NUMBER OF         8          SHARED VOTING POWER
        SHARES                          - 0 -
      BENEFICIALLY       -------------------------------------------------------
         OWNED BY        9          SOLE DISPOSITIVE POWER
          EACH                        5,559,895 shares
       REPORTING         -------------------------------------------------------
      PERSON WITH       10          SHARED DISPOSITIVE POWER
                                        - 0 -
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    5,559,895
--------------------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         /  /
--------------------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    21.900%
--------------------------------------------------------------------------------

14         TYPE OF REPORTING PERSON*
                    PN
--------------------------------------------------------------------------------



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


669185.1

CUSIP No.  500228101      SCHEDULE 13D                Page 4 of 7 Pages
--------------------                                  -----------------------



1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    AREIF II Realty Trust, Inc.
--------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)
                                                                       (b)  /X/
--------------------------------------------------------------------------------

3          SEC USE ONLY
--------------------------------------------------------------------------------

4          SOURCE OF FUNDS*
                    WC; AF; BK; OO
--------------------------------------------------------------------------------

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              /  /
--------------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    Maryland
--------------------------------------------------------------------------------

                         7         SOLE VOTING POWER
                                   5,475,595 shares
                         -------------------------------------------------------
       NUMBER OF         8          SHARED VOTING POWER
        SHARES                          - 0 -
      BENEFICIALLY       -------------------------------------------------------
         OWNED BY        9          SOLE DISPOSITIVE POWER
          EACH                        5,475,595 shares
       REPORTING         -------------------------------------------------------
      PERSON WITH       10          SHARED DISPOSITIVE POWER
                                        - 0 -
--------------------------------------------------------------------------------



11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               5,475,595
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               21.568%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
               CO
--------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


669185.1

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

             SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT")



               This Amendment No. 6 amends and supplements the Schedule 13D, dated June 25, 1996, as amended by Amendment No. 1, dated August 15, 1996, Amendment No. 2, dated October 10, 1996, Amendment No. 3, dated October 31, 1996, Amendment No. 4, dated March 26, 1997, and Amendment No. 5, dated April 28, 1997, by Apollo Real Estate Investment Fund II, L.P. ("AREIF II"), Apollo Real Estate Advisors II, L.P. ("AREA II") and AREIF II Realty Trust, Inc. ("Realty Trust").

Item 3.  Source and Amount of Funds or Other Consideration.

               The first paragraph of Item 3 is hereby amended and supplemented to add following to the end thereof:

               Since the date of the last filing on Schedule 13D, (i) AREIF II purchased an additional 40,200 shares of Common Stock, (ii) AREIF II contributed a total of 227,000 shares of Common Stock to Realty Trust, (iii) Realty Trust acquired an additional 34,997 shares of Common Stock pursuant to the Company's dividend reinvestment plan, and (iv) Realty Trust purchased 500,000 shares of Common Stock pursuant to the Company's private placement of Common Stock which closed concurrently with the Company's registered public offering of Common Stock on December 17, 1997. Therefore, as of the date hereof, the Reporting Persons are deemed to beneficially own 5,559,895 shares of Common Stock, which consist of 5,475,895 shares owned directly by Realty Trust and 84,300 shares owned directly by ARIEF II. All of the shares beneficially owned by the Reporting Persons are pledged to Bankers Trust Company to collateralize amounts borrowed under a credit facility, dated as of February 27, 1997 and amended as of December 17, 1997 (the "Credit Facility"), among Realty Trust, Bankers Trust Company and the lenders named therein. The source of all funds used to acquire beneficial ownership of all such shares of Common Stock was investment funds from working capital of AREIF II, reinvestment of dividends by Realty Trust, and funds borrowed under the Credit Facility. AREIF II may be deemed to beneficially own the shares of Common Stock beneficially owned by Realty Trust; and AREA II, managing general partner of AREIF II, is deemed to beneficially own the shares of Common Stock beneficially owned by AREIF II. The shares of Common Stock beneficially owned by the Reporting Persons were acquired as described herein.

Item 5.  Interest in Securities of the Issuer.

               Paragraphs (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

                                               Page 5 of 7 Pages
669185.1

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                  (a) and (b) As of the date hereof, the Reporting Persons are deemed to beneficially own an aggregate of 5,559,895 shares of the Common Stock, which constitutes approximately 21.900% of the Common Stock outstanding.*

                  Realty Trust owns, directly, 5,475,595 shares of Common Stock, as to which it has sole voting and dispositive power. AREIF II beneficially owns an aggregate of 5,559,895 shares of the Common Stock, consisting of 5,475,595 shares of Common Stock owned indirectly (through Realty Trust), as to which it has sole voting and dispositive power, and 84,300 shares of Common Stock owned directly, as to which it has sole voting and dispositive power. AREA II, the managing general partner of AREIF II, is deemed to beneficially own all of such 5,559,895 shares of Common Stock and have sole voting and dispositive power.

                  Paragraph (c) of Item 5 is hereby amended to include the following:

                  (c) Set forth below is a description of all transactions of Common Stock effected by the Reporting Persons since April 28, 1997, the date of the most recent filing on Schedule 13D by the Reporting Persons.

                  AREIF II made the following purchases on the American Stock
Exchange: (i) on April 28, 1997, 20,000 shares of Common Stock at a price per share of $15.583; (ii) on April 29, 1997, 10,200 shares of Common Stock at a price per share of $15.622; and (iii) on April 30, 1997, 10,000 shares of Common Stock at a price per share of $15.625.

                  On April 30, 1997, AREIF II contributed 48,000 shares of Common Stock to Realty Trust. On December 17, 1997 AREIF II contributed an additional 179,000 shares of Common Stock to Realty Trust.

                  Pursuant to the Company's dividend reinvestment program implemented in 1997, Realty Trust acquired (i) 14,574 shares of Common Stock on October 5, 1997, and (ii) 20,423 shares of Common Stock on November 5, 1997. On December 17, 1997, Realty Trust purchased 500,000 shares of Common Stock pursuant to the Company's private placement which closed concurrently with the Company's registered public offering of Common Stock.

Item 7.  Material to Be Filed as Exhibits

EXHIBIT
   NO.            DESCRIPTION
    1             Credit Facility Agreement, dated as of February 27, 1997,
                  among Realty Trust, Bankers Trust Company and the lenders named therein.

--------
*        All calculations of percentages of beneficial ownership in this
         Schedule 13D are based on there being 25,386,921 shares of Common Stock outstanding as of the public offering of Common Stock, as disclosed in the Company's Prospectus Supplement on Form 424(b)(2) filed on December 15, 1997.

                                               Page 6 of 7 Pages
669185.1

    2 First Amendment to Credit Agreement, dated as of December 17, 1997, among Realty Trust, Bankers Trust Company and the lenders named therein.


                                               Page 7 of 7 Pages
669185.1

                                                     SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 24, 1997

                                APOLLO REAL ESTATE INVESTMENT FUND II, L.P.
                                By:  Apollo Real Estate Advisors II, L.P., its
                                      General Partner

                               By: Apollo Rea9 Estate Capital Advisors II, Inc.,
                                    its General Partner

                                     By:  /s/ Michael D. Weiner
                                        ---------------------------------------
                                           Name:     Michael D. Weiner
                                           Title:    Vice President


                               APOLLO REAL ESTATE ADVISORS II, L.P.
                               By:  Apollo Real Estate Capital Advisors II, Inc.
                                     General Partner

                                     By: /s/ Michael D. Weiner
                                        ---------------------------------------
                                           Name:     Michael D. Weiner
                                           Title:    Vice President


                                AREIF II REALTY TRUST, INC.

                                By:  /s/ Michael D. Weiner
                                   --------------------------------------------
                                     Name:  Michael D. Weiner
                                     Title:  Vice President



                                               Page 8 of 7 Pages
669185.1

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